Mr. Chad Eskildsen
United States Securities and Exchange Commission
Division of Investment Management,
Disclosure Review and Accounting
100 F  Street N.E.
Washington, D.C.  20549

June 5, 2015

The following are responses to questions during a conference call with Chad Eskildsen
on June 3, 2015 regarding Stock Dividend Fund, Inc.(811-21576, 333-115091),
 and
Small Cap Value Fund, Inc.(811-21782, 333-126383).


Questions regarding Form NCSR:

1) In the Shareholder letter section of future N-CSR filings we will add discussion relative to market conditions that impact performance.

2) In future N-CSR filings we will eliminate language in the Expenses section that reference other operating expenses as there are none.

3) In Note 6 of the Notes to Financial Statements, in future filings we will include previous year data and also include language that it is tax basis data.

4) In future N-CSR filings, under Proxy Voting Information, we will add language that tells shareholders where they can see the Fund?s voting record.

5) In future N-CSR filings, under Approval of Investment Advisory Agreement, we will expand the quality and scope discussion of items 1 and 2.


Other Items:

6) In future N-CSR filings, under Item 2, we will add language on how to obtain a copy of the Code of Ethics.

7) In future N-CSR filings, under Item 4, we will add detail as to the actual expenses paid by the Investment Advisor pursuant to the Advisory Contract.

8) In future N-1A filings, we will add Fund turnover information in the summary section of the Prospectus.

9) We have not included transaction charges from Charles Schwab in the fee tables of the prospectus as historically they have not been material (less than
 $1000 per year on
average for past three years for each Fund). If required we can add these going forward.

10) The recent Annual Report for each Fund has been uploaded to the website.

Thank you for your comments and recommendations.

Please call me if you have any questions regarding the above matters.

Sincerely,



/s/ Steven Adams
Steven Adams
Chief Compliance Officer
214-360-7410

*We are aware that the Fund is responsible for the adequacy and accuracy of the disclosure in the filings, and that SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and that the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.